Exhibit 99

July 4, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We would like to intimate the following:

1)

The Bank’s average advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 30,386 billion for the June 2026 quarter, a growth of around 10.8% over ₹ 27,423 billion for the corresponding June 2025 period.

The Bank’s period end advances under management were approximately ₹ 31,270 billion as of June 30, 2026, a growth of around 12.4% over ₹ 27,820 billion as of June 30, 2025.

The Bank’s period end gross advances aggregated to approximately ₹ 30,610 billion as of June 30, 2026, a growth of around 15.4% over ₹ 26,532 billion as of June 30, 2025.

2)	The Bank’s average deposits were ₹ 30,114 billion for the June 2026 quarter, a growth of around 13.3% over ₹ 26,576 billion for the corresponding June 2025 period.

The Bank’s average CASA deposits were ₹ 9,570 billion for the June 2026 quarter, a growth of around 11.2% over ₹ 8,604 billion for the corresponding June 2025 period.

The Bank’s average time deposits were ₹ 20,544 billion for the June 2026 quarter, a growth of around 14.3% over ₹ 17,972 billion for the corresponding June 2025 period.

The Bank’s period end deposits were approximately ₹ 31,705 billion as of June 30, 2026, a growth of around 14.7% over ₹ 27,641 billion as of June 30, 2025.

The Bank’s period end CASA deposits were approximately ₹ 10,255 billion as of June 30, 2026, a growth of around 9.4% over ₹ 9,370 billion as of June 30, 2025.

The Bank’s period end time deposits were approximately ₹ 21,450 billion as of June 30, 2026, a growth of around 17.4% over ₹ 18,271 billion as of June 30, 2025.

3)	Key business volumes are as under:

Key figures (₹ billion)	30-Jun-25	31-Dec-25	31-Mar-26	30-Jun-26	YoY
Advances under management*
Average	27,423	28,641	29,644	30,386	10.8%
Period end	27,820	29,460	30,573	31,270	12.4%

Gross advances - Period end	26,532	28,446	29,600	30,610	15.4%

Deposits - Average	26,576	27,524	28,511	30,114	13.3%
CASA deposits	8,604	8,984	9,184	9,570	11.2%
Time deposits	17,972	18,540	19,327	20,544	14.3%

Deposits - Period end	27,641	28,601	31,053	31,705	14.7%
CASA deposits	9,370	9,612	10,603	10,255	9.4%
Time deposits	18,271	18,989	20,450	21,450	17.4%

*	gross of inter-bank participation certificates, bills rediscounted and securitisation / assignment

The results of the Bank as of June 30, 2026, will be subjected to a limited review by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight